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                            August 5, 2020

       Giora Rozensweig
       Principal Executive Officer
       World Health Energy Holdings, Inc.
       1825 NW Corporate Blvd., Suite 110
       Boca Raton, FL 33431

                                                        Re: World Health Energy
Holdings, Inc.
                                                            Response Letter
Dated July 23, 2020
                                                            Form 8-K/A Filed
July 30, 2020
                                                            File No. 000-30256

       Dear Ms. Rozensweig:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K/A Filed July 30, 2020

       Item 9.01 - Financial Statements, page 3

   1. Please tell us when you intend to file an amended Form 8-K with the financial statements of the private
operating company's quarter ended March 31, 2020. It appears these interim financial statements
were due on May 15, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence
       O'Brien, Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.
 Giora Rozensweig
World Health Energy Holdings, Inc.
August 5, 2020
Page 2


FirstName LastNameGiora Rozensweig                Sincerely,
Comapany NameWorld Health Energy Holdings, Inc.
                                                  Division of Corporation
Finance
August 5, 2020 Page 2                             Office of Life Sciences
FirstName LastName